SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDERSECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-176719

ML CAPITAL GROUP, INC.
(Exact name ofregistrant as specified in its charter)

16810 East Avenue of the Fountains, Suite 104, Fountain Hills, Arizona 85268

(Address, including zip code, and telephone number, including area code, ofregistrant'sprincipal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)( l ) ☐

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(l)(i) ☐

Rule 12h-3(b)( l )(ii) ☐

Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 94 as of April 1, 2015.

As used herein, the terms, "we," "us," "our," and the "Company" refers to ML Capital Group, Inc., a Nevada corporation, unless otherwise stated.

This is Amendment No. 1 to the Form 15 that we previously filed with the Commission (the "Prior Filing"). This Amendment No. 1 is being filed to confirm that:

•	The Company was not and is not required to file reports under Section 15(d) of theSecurities Exchange Act of 1934, as amended. As a result, the Prior Filing does not have any legal effect on the Company's status as a "voluntary" Section 15(d) filer.

•	The Prior Filing mistakenly listed an incorrect Commission File Number. The Company's correct File Number is as listed above.

•	The Prior Filing incorrectly listed the number of shareholders of record. The correct number of shareholders of record is as shown above.

•	Our status as a "voluntary" Section 15(d) filer was not in any way changed or altered as a result of the Prior Filing.

•	With the filing of this Amendment No. 1, the Company anticipates that any confusion caused by the mistakenly-filed Prior Filing will be resolved.

We are aware that this filing is an unusual filing but we are concerned that the Prior Filing, while mistakenly undertaken, likely served to confuse our stockholders and the market in general.

We are a small company with limited managerial and financial resources and we are subject to market, regulatory, and competitive pressures over which we have little or no control.

Pursuant to the requirements of the Securities Exchange Act of 1934, ML Capital Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 5, 2015	By:	/s/ Lisa Nelson
Lisa Nelson
President, Chief Executive Officer and Secretary